# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coherus Oncology, Inc., CIK 0001512762
CUSIP: 19249H103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 333 Twin Dolphin Drive, Suite 600, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 865,000; shared voting power 6,065,000; sole dispositive power 865,000; shared dispositive power 6,065,000; aggregate amount beneficially owned 6,930,000 (4.6% of the class)
  Comment: * Based on 149,889,902 shares of common stock of the issuer outstanding as of February 28, 2026, as reported by the issuer on its Annual Report on Form 10-K for the year ended December 31, 2025.

## Item 1. Issuer
Name of issuer: Coherus Oncology, Inc.
Address of issuer's principal executive offices: 333 Twin Dolphin Drive, Suite 600, Redwood City, CA 94065

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, FL 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 115,000 shares are held jointly with Rebecca S. Satterfield, Mr. Satterfield's spouse; 800,000 shares are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 2,100,000 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 1,750,000 shares are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield.

Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following shares: Thomas A. Satterfield, Sr. (400,000 shares); Rebecca S. Satterfield (100,000); Parker Satterfield (32,000 shares); Jeanette Satterfield Kaiser (230,000 shares); Richard W. Kaiser (100,000 shares); Parker Little Trust (20,000 shares); Lola Little Trust (20,000 shares); Milyn Little (25,000); Henry Beck (75,000 shares); Pam Beck (20,000); John and Angela Picton (100,000); Christy Beard (20,000); Paula and Gene Colley (75,000); Glenna and Jesse Colley (75,000); Alex Flannery (4,000); and Camile Richards (4,000). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (04/29/2026)